Simpson Thacher & Bartlett LLP

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Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com

August 26, 2020

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund

Draft Registration Statement on Form N-2

File No. 377-03049

Ladies and Gentleman:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company (“BDC”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 30, 2020 and August 3, 2020, relating to the above-referenced draft registration statement for shares of common stock of the Fund (the “Registration Statement”) filed with the Commission on June 22, 2020 for confidential non-public review pursuant to the Jumpstart Our Business Startups Act of 2012.

Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

Accounting Comments

1. Please include the seed financial statement and related audit consent.

The Fund has included the seed financial statement and related audit consent.

2. The Staff has noted that Class S is being charged a shareholder servicing fee equal to 0.85% per annum of the aggregate NAV for Class S shares. Please explain whether there are other charges included in that amount. Given that the industry standard charge is typically 0.75%, please confirm whether the Fund’s board of trustees is comfortable with 0.85% for Class S shareholders.

Securities and Exchange Commission	August 26, 2020

The Fund has a limited peer group in the non-traded BDC industry and is not aware of any non-traded BDCs with multiple class structures, and as such believes there is no industry standard for multiple class BDC shareholder fees. In the non-traded REIT space, which the Fund views to have similarities to non-traded BDCs, shareholder servicing fees equal to 0.85% per annum of the aggregate NAV are common. The Fund has revised the shareholder servicing fee to be a shareholder servicing and/or distribution fee and the fee has been approved by the Fund’s board of trustees as in the best interests of the Fund and its shareholders. This fee will be paid pursuant to the Fund’s Rule 12b-1 plan.

3. Within the hypothetical expense example, please confirm the amount of organization and offering expenses.

The Fund has estimated organization and offering expenses of $4.2 million that are reflected in the first year of the expense examples and are not reflected in future years.

4. Please tailor any principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to a successor rate could impact the liquidity or value of investments that reference LIBOR. See Staff Statement on LIBOR Transition, June 12, 2019.

The Fund has updated its principal risk disclosure accordingly.

Disclosure Comments

5. Please confirm the box on the cover is checked to indicate that the shares are being offered in reliance on Rule 415 under the Securities Act of 1933.

The Fund has confirmed the box on the cover is checked.

6. Under “Leading Origination Platform with Strong Credit Expertise”, please provide a plain English description of performing credit investments.

The Fund has added the following disclosure to address the Staff’s comment: “Performing credit investments are credit investments whose obligors are able to timely and fully pay interest on their outstanding debt, and are not financially stressed or distressed, or considered to be at substantial risk of being financially stressed or distressed, at the time of investment.”

7. In certain instances, the Fund provides information as of December 31, 2019, including the reference to revenues on page 7. Please update to a more recent date, if possible.

The Fund has updated information, where practicable, to a more recent date.

Securities and Exchange Commission	August 26, 2020

8. Please confirm the disclosure under “Growing Opportunities in Europe” is still accurate given the current market environment in Europe.

The Fund confirms that the disclosure is still accurate in the current market environment in Europe.

9. The Registration Statement provides that the Dealer Manager may elect to accept smaller investments in its discretion. Please supplementally describe the circumstances in which the Dealer Manager would do so.

The Dealer Manager may elect, in its discretion, to accept smaller investments in certain circumstances, such as investments by Blackstone employees.

10. Please confirm that the Fee and Expenses with respect to Class S conform to FINRA Rule 2341.

As a non-traded BDC, the Fund is considered a Direct Participation Program under FINRA rules and is subject to FINRA Rule 2310 rather than FINRA Rule 2341. The Fund confirms the fees and expenses with respect to its share classes comply with FINRA Rule 2310.

11. Under “Description of Our Shares – Merger”, please confirm the revisions are accurate.

The Fund has revised the disclosure, and the revised section is titled “Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution.”

12. Regarding Appendix B, please address whether the Direct Lending Funds and Mezzanine Funds have substantially similar objectives and policies. If there are differences, please disclose that the differences are immaterial and do not have a material effect on the disclosed performance, and do not alter the conclusion that the funds and accounts are substantially similar to the Fund. Please supplementally explain why the differences do not alter the conclusion. If there are material differences, explain why the use of the performance information is appropriate.

The Fund has removed the Mezzanine Funds from Appendix B.

13. Please clarify whether the last sentence of the first paragraph of Appendix B is about the entire Fund. As drafted, it appears it may only relate to certain sleeves of the Fund.

The Mezzanine Funds track record is no longer included in Appendix B. The Fund has revised the disclosure to clarify the comparison is to the investment strategies of the entire Fund.

14. Please supplementally represent that the Fund has the necessary records to support the performance disclosure as required by Rule 204-2(a)(16) under the Advisers Act.

Securities and Exchange Commission	August 26, 2020

The Fund represents that it has the necessary records to support the performance disclosure as required by Rule 204-2(a)(16) under the Advisers Act.

15. Please reverse the order of the gross and net annualized returns lines in the 1, 3, 5, and 10-year examples.

The Fund has made the requested change.

16. Please present the information as either net of fees, including distribution fees, or as adjusted to reflect the Fund’s expenses, including distribution fees.

The Fund confirms the information is presented as net of fees, including distribution fees.

17. The presentation of the Credit Suisse High Yield Index + 2.00% does not appear to be required disclosure based on any form requirement. Please explain why this inclusion of the index performance is appropriate and describe why the index does not impede the presentation of information.

The Fund has removed the index performance.

Please call Rajib Chanda (202-636-5543) or me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Vincent Di Stefano, Branch Chief

Rajib Chanda, Simpson Thacher & Bartlett LLP

Lucie Enns, Simpson Thacher & Bartlett LLP

Patrick Quinn, Simpson Thacher & Bartlett LLP

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